UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eidos Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28249H104

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 05, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28249H104

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 1,798,339 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 1,798,339 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,339 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 1,798,339 shares of the Issuer’s Common Stock which constitute approximately 4.66% of the class outstanding. The percentage calculation assumes that there are currently 38,571,002 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2020.

CUSIP No. 28249H104

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 1,798,339 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 1,798,339 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,339 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 1,798,339 shares of the Issuer’s Common Stock which constitute approximately 4.66% of the class outstanding. The percentage calculation assumes that there are currently 38,571,002 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2020.

CUSIP No. 28249H104

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 1,798,339 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 1,798,339 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,798,339 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 1,798,339 shares of the Issuer’s Common Stock which constitute approximately 4.66% of the class outstanding. The percentage calculation assumes that there are currently 38,571,002 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2020.

CUSIP No. 28249H104

SCHEDULE 13D

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on July 2, 2018 by the Reporting Persons with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Eidos Therapeutics, Inc. (the “Issuer”).   Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the initial Statement.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“ RA Capital”), Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, and Mr. Shah are collectively referred to herein as the “Reporting Persons.”

The Common Stock reported herein includes 1,460,403 shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and 337,936 shares held in a separately managed account (the “Account”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund or the Account. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b) The business address of each of the Reporting Persons is: 200 Berkeley Street, 18th Floor, Boston, MA 02116.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) From the date of the initial Schedule 13D through October 5, 2020, the Reporting Persons participated in the following open market transactions of the Issuer’s Common Stock:

Transaction	Date	No. Shares	Price
Purchase	30-Sep-2020	546* and 54	$50.4967
Purchase	01-Oct-2020	2,729* and 271	$50.4113
Sell	05-Oct-2020	297,671* and 70,261	$73.5370

CUSIP No. 28249H104

Shares marked with an * were transacted by the Fund. The remaining shares were transacted by the Account.

(d) None.

(e) As a result of the transactions reported herein, none of the Reporting Persons beneficially owns more than 5% of the Issuer’s Common Stock, and therefore none of the Reporting Persons remains subject to Section 13(d) of the Exchange Act with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1         Joint Filing Agreement by and among the Reporting Persons is incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 7, 2020.

CUSIP No. 28249H104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 7, 2020

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

CUSIP No. 28249H104

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 7, 2020, is by and among RA Capital Management, L.P., Peter Kolchinsky, and Rajeev Shah (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock of Eidos Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By: /s/ Peter Kolchinsky
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah